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September 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Donald Field

Re:	Black Rock Coffee Bar, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 2, 2025
File No. 333-289685
Ladies and Gentlemen:
On behalf of Black Rock Coffee Bar, Inc. (the “Company”), we are transmitting this letter in response to a comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2025, relating to the Company’s above referenced Amendment No. 1 to Registration Statement on Form S-1 publicly filed on September 2, 2025 (“Amendment No. 1”). We are submitting this letter via EDGAR in advance of our

September 9, 2025
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public filing of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which will be revised to address the Staff’s comment. In response to the Staff’s comment and as discussed with the Staff on September 8, 2025, we are supplementally providing the Staff with a copy of certain pages of Amendment No. 2, marked to show changes from Amendment No. 1, containing proposed revised disclosure that will be included in Amendment No. 2 to address the Staff’s comment. The pages are attached hereto as Exhibit A. We intend to include this revised disclosure in our upcoming filing of Amendment No. 2, and will include a comment response letter to the Staff at the time of such filing.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 312-876-7605 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Scott W. Westhoff

Scott W. Westhoff
of LATHAM & WATKINS LLP

cc:	Mark Davis, Black Rock Coffee Bar, Inc.
Rodd Booth, Black Rock Coffee Bar, Inc.
Sam Seiberling, Black Rock Coffee Bar, Inc.
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Alex K. Kassai, Latham & Watkins LLP
Robert M. Hayward, P.C., Kirkland & Ellis LLP
Rachel W. Sheridan, P.C., Kirkland & Ellis LLP

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Exhibit A
(see attached)

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ORGANIZATIONAL STRUCTURE
Black Rock Coffee Bar, Inc. was originally incorporated as a Delaware corporation on May 2, 2025 and re-domiciled to be incorporated in Texas in June 2025 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions (as defined below), all of our business operations have been conducted through Black Rock OpCo and the Continuing Equity Owners are the only owners of Black Rock OpCo. We will consummate the Transactions, excluding this offering, prior to the consummation of this offering.
Existing Organization
Black Rock OpCo is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Black Rock OpCo is included in the U.S. federal income tax returns of Black Rock OpCo’s members. Immediately prior to the consummation of this offering, the Continuing Equity Owners were the only members of Black Rock OpCo.
Transactions
Prior to the Transactions, we expect there will initially be one holder of common stock of Black Rock Coffee Bar, Inc. We will consummate the following organizational transactions in connection with this offering:
•we will amend and restate the Black Rock OpCo LLC Agreement, effective prior to the consummation of this offering, to, among other things, (i) recapitalize all existing ownership interests in Black Rock OpCo into ~~43,938,599~~41,691,309 LLC Units (before giving effect to the use of proceeds described below), (ii) appoint Black Rock Coffee Bar, Inc. as the sole managing member of Black Rock OpCo upon its acquisition of LLC Units in connection with this offering, and (iii) provide certain redemption rights to the Continuing Equity Owners;
•we will acquire, by means of one or more mergers, the Blocker Companies (the “Blocker Mergers”) and, assuming an initial public offering price of $17.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), will issue to the Blocker Shareholders 761,243 shares of our Class A common stock;
•we will amend and restate Black Rock Coffee Bar, Inc.’s certificate of formation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our shareholders generally; (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our shareholders generally; (iii) for Class C common stock, with each share of our Class C common stock entitling its holder to ten votes per share on all matters presented to our shareholders generally; (iv) that shares of our Class B common stock and Class C common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock” and “—Class C common stock;” and (v) for preferred stock, which can be issued by our Board in one or more series without shareholder approval;
•we will issue 14,331,482 shares of our Class B common stock and 18,017,003 shares of our Class C common stock to the Continuing Equity Owners, which is equal to the number of LLC Units held by such Continuing Equity Owners, for nominal consideration;
•we will issue 14,705,882 shares of our Class A common stock to the investors in this offering (or 16,911,764 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $232.5 million (or approximately $267.4 million if the underwriters exercise in full their option to purchase additional

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Operations” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2025
	Black Rock OpCo Historical	Black Rock Coffee Bar, Inc. Pro Forma	Black Rock Coffee Bar, Inc. Pro Forma As Adjusted

	(unaudited)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$14,640	$14,640	$34,891
Long-term debt(1):	$106,380	$106,380	$49,000
Temporary Equity	254,314	—	—
Members’/Stockholders’ equity (deficit):
Members’ deficit, actual	(276,949)	—	—
Preferred stock, par value $0.00001 per share; no shares authorized, issued or outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; 500,000,000 shares authorized, 0 shares issued and outstanding, pro forma; 500,000,000 shares authorized,15,467,125 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized,~~28,168,886~~ 25,921,596 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 14,331,482 shares issued and outstanding, pro forma as adjusted	—	—	—
Class C common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; 20,000,000 shares authorized, 15,769,715 shares issued and outstanding, pro forma; 20,000,000 shares authorized, 18,017,003 shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	—	—	32,252
Retained earnings (accumulated deficit)	—	—	(2,745)
Noncontrolling interests in Black Rock OpCo	—	(22,635)	38,731
Total members’ / shareholders’ equity (deficit)	(276,949)	(22,635)	68,238
Total capitalization	$83,745	$83,745	$117,238

(1)As of June 30, 2025, we had $108.2 million of borrowings outstanding under the Credit Facility. The Credit Facility has a total capacity of $137.5 million which consists of a $112.5 million term loan and a $25.0 million delayed draw term loan and an option allowing us to increase the size of the credit facility by $20.0 million through incremental delayed draw term loans. For a further description of our Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility” and “—New Credit Facilities.” Concurrently with, and conditioned upon, the closing of this offering, we intend to refinance our existing Credit Facility and enter into the New Credit Facilities. In connection with this offering, Black Rock OpCo intends to use the net proceeds of the New Term Loan, together with a portion of the net proceeds it receives from this offering, to repay all amounts outstanding under our existing Credit Facility.
A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase (decrease) each of our pro forma as adjusted cash and cash equivalents by approximately $13.7 million, and each of our pro forma as adjusted total members’/ shareholders’ equity

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subsidiaries and Black Rock Coffee Bar, Inc. and related notes thereto, each included elsewhere in this prospectus.
Summary of the Transactions
The pro forma adjustments related to the Transactions are described in the notes to the unaudited pro forma combined and consolidated financial information and primarily include:
•the amendment and restatement of the Black Rock OpCo LLC Agreement, which will become effective prior to the consummation of this offering, to, among other things, (i) recapitalize its capital structure by creating a single new class of units, (ii) appoint Black Rock Coffee Bar, Inc. as the sole managing member of Black Rock OpCo upon its acquisition of LLC Units in connection with this offering and (iii) provide certain redemption rights to the Continuing Equity Owners;
•the amendment and restatement of Black Rock Coffee Bar, Inc.’s certificate of formation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our shareholders generally, (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our shareholders generally but no right to receive dividends or to receive a distribution upon Black Rock Coffee Bar, Inc.’s dissolution or liquidation and (iii) for Class C common stock, with each share of our Class C common stock entitling its holder to ten votes per share on all matters presented to our shareholders generally but no right to receive dividends or to receive a distribution upon Black Rock Coffee Bar, Inc.’s dissolution or liquidation;
•the issuance of 2~~8,168,886~~5,921,596 shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Units held by such Continuing Equity Owners, for nominal consideration; the issuance of 15,769,715 shares of our Class C common stock to our Co-Founders and certain of their affiliates, which is equal to the number of LLC Units held by such Co-Founders and certain of their affiliates, for nominal consideration;
•the entrance into the Tax Receivable Agreement with Black Rock OpCo and the TRA Parties that will provide for the payment by Black Rock Coffee Bar, Inc. to the TRA Parties of 85% of the amount of tax benefits, if any, that Black Rock Coffee Bar, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of Basis Adjustments and certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a description of the Tax Receivable Agreement;
•the issuance of 14,705,882 shares of our Class A common stock to the purchasers in this offering (or 16,911,764 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $232.5 million (or approximately $267.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $17.00 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the estimated underwriting discounts and commissions and estimated offering expenses payable by us;
•the purchase by an affiliate of our Co-Founders of 2,247,288 newly issued LLC Units from Black Rock OpCo;
•use by us of the net proceeds from this offering to purchase (i) 3,877,011 newly issued LLC Units for approximately $61.3 million directly from Black Rock OpCo (ii) 10,753,739 LLC units for approximately $170.0 million from our Sponsor and (iii) 75,132 LLC Units for approximately $1.2 million from certain Continuing Equity Owners, in each case, at the initial public offering price less the underwriting discounts and commissions, excluding estimated offering expenses of $6.5 million payable by Black Rock OpCo;

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UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED BALANCE SHEET

	Black Rock OpCo Actual as of June 30, 2025	Reorganization and offering transaction adjustments		Black Rock Coffee Bar, Inc. Pro Forma

		($ in thousands, except unit, share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$14,640	$20,251	(1)	$34,891
Receivables, net	4,514	–		4,514
Inventories	2,644	–		2,644
Prepaid expenses and deposits	2,493	–		2,493
Other current assets	2,678	(2,678)	(7)	–
Total current assets	26,969	17,573		44,542
Deferred tax asset	–	29,528	(2)	29,528
Property and equipment, net	80,130	–		80,130
Operating lease right-of-use assets, net	116,362	–		116,362
Note receivable from related party	5,258	(5,258)	(6)	–
Other assets	77	–		77
Goodwill	9,360	–		9,360
Intangible assets, net	6,463	–		6,463
Total assets	$244,619	$41,843		$286,462

LIABILITIES, TEMPORARY EQUITY AND MEMBERS’ DEFICIT, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,961	–		6,961
Accrued expenses	6,813	(2,678)	(7)	4,135
Accrued payroll and benefits	6,024	–		6,024
Deferred compensation	7,512	(7,512)	(1)	–
Gift card and loyalty program liability	1,072	–		1,072
Current portion of long-term debt	1,085	790	(1)	1,875
Current portion of operating lease liabilities	7,615	–		7,615
Total current liabilities	37,082	(9,400)		27,682
Long-term debt, net of current portion	105,295	(58,170)	(1)	47,125
Operating lease liabilities, net of current portion	124,877	–		124,877
Tax receivable agreement liability	–	18,540	(2)	18,540
Total liabilities	267,254	(49,030)		218,224
Commitments and Contingencies
Temporary equity
Preferred units:
Series A-1 (2,000,000 units authorized; 1,468,058 issued and outstanding as of June 30, 2025)	223,541	(223,541)	(1)(3)	–
Series A-2 (900,000 authorized; 893,835 units issued and outstanding as of June 30, 2025; aggregate liquidation preference of $168,785,545)	30,773	(30,773)	(3)	–
Members’ deficit
Members’ deficit (Class A common units, 4,000,000 authorized, 2,646,087 units issued and outstanding as of June 30, 2025)	(276,949)	276,949	(3)	–
Shareholders' equity
Class A common stock(8)	–	–		–
Class B common stock(9)	–	–		–
Class C common stock(9)	–	–		–
Additional paid-in capital	–	32,252	(5)	32,252
Retained earnings (accumulated deficit)	–	(2,745)	(4)	(2,745)
Noncontrolling interest	–	38,731	(3)(4)	38,731
Total liabilities, temporary equity, members' deficit, noncontrolling interest and shareholders' equity	$244,619	$41,843		$286,462

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(5)Pro forma impacts to additional paid-in capital as a result of the Transactions are as follows:

Net proceeds for issuance of Class A common stock in excess of par value	$232,500
Proceeds from Co-Founder Contribution	38,204
Newly issued LLC Units allocable to the noncontrolling interest	(67,314)
Purchase of LLC units from our Sponsor	(170,017)
Purchase of LLC Units from Continuing Equity Owners	(1,188)
Historical Members’ deficit and Temporary Equity allocable to controlling interest	(7,322)
Capitalized offering costs allocable to controlling interest	(2,102)
Additional paid-in capital from vesting of profits interest units allocable to controlling interest	205
Forgiveness of related party note receivable allocable to controlling interest	(1,701)
Adjustments related to Black Rock Coffee, Inc.’s investment in Black Rock OpCo net of the increase in deferred tax assets and liabilities under the tax receivable agreement as a result of the Transactions	10,987
Total	$32,252

(6)Prior to the completion of this offering, in August of 2025, the Company forgave the full amount of the note receivable with Viking Cake. See “Certain Relationships and Related Party Transactions—Promissory Note Financing”.
(7)Reflects the reclassification of capitalized offering costs from current assets to equity.
(8)As of June 30, 2025, no shares of Class A common stock were outstanding. Upon the consummation of the Transactions, 15,467,125 shares of Class A common stock were outstanding, consisting of 14,705,882 shares issued to investors in this offering and 761,243 shares issued in connection with the Blocker Mergers.
(9)As of June 30, 2025, no shares of Class B or Class C common stock were outstanding. Immediately after the amendment and restatement of the Black Rock OpCo LLC Agreement and the resulting recapitalization of Black Rock OpCo’s capital structure, there were 25,921,596 shares of our Class B common stock issued to the Continuing Equity Owners (excluding our Co-Founders) and 15,769,715 shares of our Class C common stock issued to our Co-Founders and certain of their affiliates. In connection with the Blocker Mergers, there were 761,243 shares of our Class B common stock canceled. Upon the consummation of the Transactions, there were (i) 10,828,871 shares of our Class B common stock canceled as a result of the sale by certain of our Continuing Equity Owners of LLC Units to the Company and the retirement of the corresponding shares of Class B common stock and (ii) 2,247,288 shares of our Class C common stock issued to an affiliate of our Co-Founders pursuant to the Co-Founder Contribution resulting in 14,331,482 and 18,017,003 shares of Class B common stock and Class C common stock outstanding, respectively. See “Use of Proceeds.”